IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HARBINGER CAPITAL PARTNERS
MASTER FUND I, LTD. (formerly known as	)
HARBERT DISTRESSED INVESTMENT	)
MASTER FUND, LTD.),	)
)
Plaintiff,	)
	)	C.A. No. 1937-N
v.	)
)
MICHAEL J. HANSON, DR. E. LINN	)
DRAPER, JR., PHILIP L. MASLOWE,	)
STEPHEN P. ADIK, JULIA L. JOHNSON	)
JON S. FOSSEL, D. LOUIS PEOPLES and	)
NORTHWESTERN CORPORATION, a	)
Delaware corporation,	)

Defendants.
COMPLAINT
     Plaintiff Harbinger Capital Partners Master Fund I, Ltd. (which until January 16, 2006 was known as Harbert Distressed Investment Master Fund, Ltd.) (“Harbinger”), by and through its attorneys, hereby brings this action against the directors of NorthWestern Corporation (“NorthWestern” or the “Company”), and in support thereof alleges as follows on knowledge, information and belief:
I. INTRODUCTION
     1. “Poison Pills” are permitted in order to protect stockholders from unfair takeover attempts. They are not properly utilized to assist attempts by management and a board of directors to prevent stockholders from conducting proxy contests or to prevent stockholders from discussing among themselves their views of management and board performance and communicating those views to the board. Yet, that is precisely what NorthWestern’s entrenchment-minded management and board are doing. They are using a recently adopted poison pill to prevent concerned stockholders from communicating with each other about a proxy contest to oust the incumbent board and to either delay or block a stockholder referendum that might show that the stockholders do not support the board’s conduct. Plaintiff believes that a majority of defendant NorthWestern’s stockholders disagree with the direction that the incumbent management and directors have taken the Company and support Harbinger’s challenges to the board. The purpose of this action is to ensure that Harbinger and the other stockholders can effectively exercise their rights as a stockholder to communicate among themselves about the actions and inactions of the board and management.
     2. The poison pill adopted by the board (the “Poison Pill”) was instituted even though as a regulated public utility Northwestern cannot be easily acquired through an unfair bid. It was also adopted, however, in the face of determined activism by Harbinger and other stockholders to persuade the board to take appropriate steps to maximize the value of the Company, and it is this activism that was the true target of the Poison Pill. The board knew that neither Harbinger nor the other stockholders were potential bidders for the Company, but it also knew that those stockholders actually favored a sale or merger of the Company and that Harbinger intended to conduct a proxy fight if necessary. As such, Harbinger and the other activist stockholders presented a threat — not to the Company since none of them had any interest in acquiring it — but to the tenure of the incumbent management and directors.
     3. Thus, although the board announced that the Poison Pill was adopted to prevent hostile takeovers, in fact it was targeted at these stockholders. It was designed to prevent them from joining together to seek to oust the directors. Since the board adopted the Poison Pill, it has demonstrated that it intends to use it to deter stockholder activism and to thwart proxy contests.

Soon after the Poison Pill was adopted, Harbinger asked the board a number of questions about the Pill’s reach. After first refusing to even respond to Harbinger’s questions — the board told Harbinger to instead ask its own lawyers — it finally relented in part, only to confirm Harbinger’s worst suspicions. In a January 16, 2006 letter to Harbinger, the board announced that Harbinger could not even seek the names of potential director nominees from other stockholders without running the risk of trigging the Poison Pill, and stockholders who provided such names to Harbinger would be at risk as well.
     4. There is no legitimacy to a Poison Pill that is primarily designed to make it more difficult for stockholders to replace directors when those stockholders do not seek to acquire the company. And the actions and statements taken by the board demonstrates that it believes this is where the true “threat” lies. Throughout this process the board has repeatedly insisted that only a small minority of the stockholders support Harbinger’s calls for a value-maximizing process. The board insisted that it represented the true wishes of the majority. If the board truly believed that the stockholders are on its side it should have readily jumped on an opportunity to prove its point. It has not. Indeed, it recently rejected Harbinger’s request that it confirm an annual meeting date promptly so stockholders could weigh in on the board’s refusal to enter into sale negotiations. Indeed, the board went even further. It indicated that it did not intend to announce the annual meeting date at the earliest possible time but might delay it until the last opportunity under Delaware law, which would be August, 2006. It was a strange action for a board that claims to believe that the stockholders support it.
     5. It also left the stockholders without a voice. Thus, Harbinger decided to proceed with a stockholder referendum to allow the stockholders to speak for themselves on these issues. Since such a referendum can only be non-binding, Harbinger thought it was clear that the Poison

Pill could not apply to it. Given the enormously broad interpretation that the board took in its second response though, Harbinger returned to the board to ask its views on how the Poison Pill would apply to the proposed referendum. After making numerous requests to the board, Harbinger was finally told it should figure out the answer for itself — and risk huge financial losses if it got the answer wrong.
     6. In other words, the board claimed that the purpose of the Poison Pill is to ward off unfair bids. In fact, however, the board is actually using the Poison Pill to prevent the Company’s many unhappy stockholders from working together to install a stockholder-friendly board, or even let it know their true feelings in a non-binding referendum. The Poison Pill was adopted in the face of stockholder opposition to the board’s actions and only after the board was informed that Harbinger intended to wage a proxy contest to oust the incumbent directors. And, while the Poison Pill allows the board to discuss possible candidates for election at this year’s annual meeting with stockholders, the board says that if Harbinger does precisely the same thing it will trigger the draconian consequences of the Poison Pill.
     7. Nothing in Delaware law permits these inequitable consequences. Nothing in Delaware law allows directors to use a poison pill as a sword to help retain their positions. No amount of rationalization can justify this board’s threat to use the Poison Pill against stockholders of the Company who want to exercise their right to change the board. The board has the authority under Delaware law to take action against unfair bids. It has no warrant to manipulate the corporate machinery to protect its tenure in office.
     8. Harbinger is the Company’s largest stockholder. It seeks in this action a declaration that (i) sponsoring a referendum to obtain the non-binding opinions of other stockholders on key issues and (ii) undertaking to identify successor directors for NorthWestern and conducting a proxy contest to install those nominees, do not trigger the dilution provisions of the Poison Pill. Harbinger also seeks interim relief in the form of a preliminary injunction prohibiting the defendants from applying the Company’s Poison Pill against Harbinger.
II. THE PARTIES
     9. Plaintiff, Harbinger, is an investment fund that owns approximately 20% of the common stock and 33% of the warrants of NorthWestern. Its stake is currently worth approximately $235 million, which is many multiples of the collective investment of the board and management. Harbinger received its stock in 2004 as a result of a Chapter 11 reorganization of the Company and has been the Company’s largest stockholder since that time. Almost all of the other stockholders with whom the board seeks to prevent Harbinger from communicating and coordinating also acquired their shares at this time.
     10. NorthWestern is a Delaware corporation headquartered in Sioux Falls, South Dakota. NorthWestern is one of the largest providers of electricity and natural gas in the Upper Midwest and Northwest. The Company filed for Chapter 11 bankruptcy protection in 2003 and emerged from bankruptcy in November, 2004.
     11. Defendant Michael J. Hanson is the President, Chief Executive Officer and a director of the Company.
     12. Defendant Dr. E. Linn Draper, Jr. is Chairman of the Board of Directors of the Company.
     13. Defendants Philip L. Maslowe, Stephen P. Adik, Julia L. Johnson, Jon S. Fossel and D. Louis Peoples constituted the remaining members of the NorthWestern Board of

Directors as of the time of the wrongs alleged. (Mr. Peoples was added to the board on or about January 15, 2006).
     14. None of the defendants owns an appreciable amount of the Company’s stock. The following compares their stock ownership as reflected in the Form 4’s they filed with the SEC in December 2005, with that of Harbinger. It does not indicate stock options, any shares Mr. Peoples might have bought upon being selected for the board, the over 1.5 million warrants owned by Harbinger, or shares in accounts managed by it. As can be seen, Harbinger’s stock ownership in the Company is about 150 times greater than the collective ownership of all the directors.

		Value
Director	Shares	(at $31 per share)	% of Total*
Michael J. Hanson	35,122	$1,088,782	.0.098%
E. Linn Draper, Jr.	6,880	$213,280	.0.019%
Philip Maslowe	4,732	$146,692	.0.013%
Stephen P. Adik	3,961	$122,791	.0.011%
Julia L. Johnson	4,388	$136,028	.0.012%
Jon S. Fossel	3,000	$93,000	.0.008%

Directors as a Group	58,083	$1,800,573	.0162%

Harbinger Total	7,215,549	$223,682,019	20.1%

*	According to NorthWestern’s 10-Q for September 30, 2005, the Company had 35,836,021 shares outstanding as of that date.
III. FACTUAL BACKGROUND
     A. The Offers To Purchase The Company
     15. On approximately February 22, 2005, a municipal consortium, Montana Public Power, Inc. (“MPPI”), made a confidential offer to purchase NorthWestern at a price of $32.50 per share. The MPPI offer represented a significant premium to the then- market price of the

Company’s common stock. That offer was rejected by the Company, ostensibly because the proposal was too difficult to consummate and was at an inadequate price.
     16. Once MPPI made its offer public, NorthWestern’s stockholders urged their Board of Directors to undertake negotiations with MPPI or to solicit interest from other buyers or merger partners. The director defendants, however, refused to negotiate with MPPI.
     17. In response to the Board’s inaction, Harbinger and several other large stockholders, undertook an independent evaluation of MPPI’s offer. Harbinger retained investment bankers and lawyers that were highly qualified in utility mergers and negotiated improvements to the MPPI proposal, something that the board had not even attempted. MPPI presented the improved proposal to the Company in a letter which, at Harbinger’s request, was kept confidential to give the board an opportunity to begin negotiations with MPPI. The director defendants, however, simply ignored the letter until the stockholders disclosed publicly that the improvements had been negotiated. Following that disclosure, the director defendants again rejected the improved MPPI offer without discussing it with MPPI.
     18. Once the MPPI offer became public in June 2005, Black Hills Corporation (“Black Hills”), a publicly traded company with an enterprise value of almost $2 billion, contacted the board to explore a merger. The board did not pursue those discussions.
     19. On approximately November 1, 2005, Black Hills made a confidential written proposal for an acquisition of the Company by merger. In the proposed merger, NorthWestern stockholders would receive Black Hills stock valued at approximately $33.00 — $35.00 per NorthWestern share. The Black Hills offer also represented a significant premium over the then-market price of NorthWestern’s common stock. The Black Hills offer, however, was rejected by the director defendants on approximately November 16, 2005.

     B. The Defendants Offer To Buy Out Dissident Stockholders
     20. Hostile takeovers are nearly impossible to complete when the target, like NorthWestern, is a public utility. However, the support of stockholders for a transaction with MPPI, Black Hills, or another party presented a challenge to a board determined to maintain itself in office. The board thus determined to stop all such stockholder activism.
     21. The board’s first step was to try to buy-out the dissident stockholders. On November 17, 2005, without first informing the stockholders of the Black Hills offer, defendant Hanson, NorthWestern’s Chief Executive Officer and a director of the Company, and Credit Suisse First Boston (“CSFB”), its financial advisor, extended a formal written offer to Harbinger and two other large stockholders who had publicly disagreed with the board, to have the Company sell their shares in a secondary offering with the Company to guarantee that they would receive at least $29 per share. Under the guarantee, if the secondary offering resulted in a price less than $29 per share, the Company would make up the difference to the selling stockholders.
     22. All three stockholders rejected the offer, and the board’s concern apparently only increased. It had tried to buy out three large stockholders and that had failed. It knew that Harbinger had begun organizing for a proxy contest (it had informed both the board and CSFB of that fact and had hired a proxy solicitor) and on November 28, 2005, it had sought a stockholder list. The board knew that if those three stockholders acted together with other large stockholders, they might be able to replace the board and elect new directors committed to maximizing value at the Company. Management thus turned to the ultimate entrenchment device.
     C. The Poison Pill

     23. On December 5, 2005, the Company announced that it had adopted the Poison Pill. As with all such devices, the Poison Pill prevents certain stockholder actions by threatening to dilute the value of their stock. Because of this dilution, a stockholder who violates the provisions of the Poison Pill, particularly a 20% stockholder such as Harbinger, faces catastrophic losses. The NorthWestern Poison Pill is triggered when, among other things, any person or group acquires beneficial ownership of 15% or more of NorthWestern’s common stock. Because Harbinger already owns 20% of the Company’s common stock, its existing ownership does not trigger the Poison Pill unless Harbinger acquires any additional shares at all or dips below the 15% threshold and then increases its ownership to 15% or more again.
     24. The problem is that the Poison Pill also broadly defines what an acquisition of additional shares might be. The Poison Pill defines beneficial ownership to include shares that a person has “the right to vote pursuant to any agreement, arrangement or understanding . . .,” unless the agreement, arrangement or understanding arises solely from a revocable proxy or consent and is not reportable on Schedule 13(d). It also sweeps in any agreements, arrangements or understandings “for the purpose of acquiring, holding, voting or disposing of” the Company’s stock (collectively the “Management Protection Provision”). But the language is not at all clear: What type of “agreement,” “arrangement” or “understanding” could trigger the Management Protection Provision? Could NorthWestern claim that Harbinger triggered the provision if Harbinger were to seek from other stockholders the names of potential board nominees? Could NorthWestern contend that the Management Protection Provision had been triggered if Harbinger engaged in discussions with other stockholders to encourage them to vote for nominees proposed by Harbinger?

     25. These questions are of heightened importance in the current environment in which at least one other corporate management has alleged that, under its similarly worded poison pill, stockholders are free to provide names of potential director candidates to other stockholders, but if those candidates are actually nominated then the holders are presumed to have an “agreement, arrangement or understanding” with each other.
     26. Under Delaware law, when directors take an action affecting stockholders’ rights they must explain the contours of that action to the stockholders. Although the board issued a boilerplate letter and statement about the Poison Pill to the stockholders, it made no real attempt to explain just what the Management Protection Provision would do. This constituted a violation of the directors’ duty to disclose all material information to the stockholders.
     D. Harbinger’s First Letter to the Board.
     27. Although the board did not try to explain these provisions, the ambiguities contained in the Management Protection Provision made it impossible for stockholders to know precisely what conduct was prohibited by the Poison Pill. Accordingly, on January 5, 2006, Harbinger sent a letter to the board setting forth the following questions:
“1) We wish to communicate with the Company’s other stockholders to ask them to provide us with the names of suitable candidates for election as directors. We are looking for strong candidates who will have broad stockholder support and will be committed to enhancing value for all stockholders through a fair sales process.
As the Board is aware, the recently adopted Poison Pill contains a provision that may prevent stockholders who collectively own more than 15% of the Company’s stock from joining together to replace the Board (the “Management Protection Provision”). It is difficult for us to understand what could possibly justify the Management Protection Provision. Nevertheless, the presence of the Management Protection Provision raises questions about our ability to talk to other stockholders without triggering the Poison Pill. Although the Management Protection Provision seems to be a clear manipulation of the corporate machinery for the purpose of entrenchment in what we believe is a violation of Delaware law, we need to know whether the Board will claim that our seeking the names of potential nominees from other stockholders would trigger it. Please inform us of the Board’s position on this matter.
2) We are also concerned that based on our reading of the language in the Poison Pill, the Board might claim that other stockholders who provide us with names of potential nominees will have secretly entered into an “agreement, arrangement or understanding” with us to vote in favor of those nominees in violation of the management Protection Provision. Please confirm that the Board will not take this position, which would mount to a claim that the Poison Pill had been triggered.
3) We expect that other stockholders will communicate with us and with each other about our proposed slate of directors and that we will encourage other stockholders to vote for our nominees. Please inform us whether the Board will claim that such communication among the stockholders would trigger the Poison Pill.”
     E. The Board’s Refusal to Respond.
     28. Initially the board refused to answer those questions. It informed Harbinger that the directors had not yet set an annual meeting date (given NorthWestern’s advance-notification by-laws, a proxy contestant needs to know that date long beforehand) and provided this response to Harbinger’s questions:
“Our adoption of the shareholders rights plan was not only justified, it is entirely consistent with the best interests of all our shareholders. We are sure your legal counsel can advise you concerning the provisions of the plan, which are quite customary for plans of its type, as well as how it impacts your planned activities. We note that, contrary to your letter’s insinuations, the plan has no effect on [Harbinger’s] ability to solicit proxies for the forthcoming annual shareholders’ meeting in accordance with law.” (emphasis added).
     29. Thus, apart from telling Harbinger that the Management Protection Provision “has no effect on” Harbinger’s “ability to solicit proxies for the forthcoming annual shareholders’ meeting in accordance with law,” the board refused to address the remaining questions. Could Harbinger solicit recommendations about board candidates from other stockholders? Ask your lawyer. Will the board claim that other stockholders that provide Harbinger with names of potential nominees have trigged the pill? We aren’t going to tell you; ask your lawyer. Will the Management Protection Provision be triggered if Harbinger communicates with other stockholders and encourages them to vote for its nominees? Ask your lawyer. This was not to be the last time the board used this technique to avoid answering an unwanted question.
     F. Harbinger Asks Again and the Board Reveals the Truth.
     30. That response breached the board’s duties of good faith and loyalty. Directors are not allowed to enact draconian provisions like the Poison Pill and then tell stockholders that they need to figure out what they mean themselves. In response to the board’s deliberate refusal to reveal what the Management Protection Provision might do, on January 12, 2006, Harbinger sent the board a second letter, restating the same questions and requesting a good- faith response this time.
     31. NorthWestern’s directors apparently concluded that it could not afford another disingenuous “ask your lawyer” response and to continue to stonewall Harbinger, so it finally answered the questions. The answers provided, however, were startling. The board confirmed that it believed that the Management Protection Provision had an enormously wide scope. In responding to Harbinger’s question of whether it could solicit the names of potential director candidates from other stockholders, the board stated that:
“Harbert cannot seek the names of potential board nominees from other stockholders for any purpose other than to form a voting coalition with such stockholders. Accordingly, the board reserves the right to regard such an action as triggering the rights plan.” (Emphasis added).

     32. The board went on to say that the same result could pertain to other stockholders who provide Harbert with names of potential nominees. In other words, not only could Harbinger not solicit the names of potential nominees from its fellow stockholders, but the board reserved the right to claim that such stockholders had triggered the Poison Pill simply by suggesting director candidates to Harbinger.

G.	Harbinger Reconfirms That It Will Launch A Proxy Fight And Also Seeks A Stockholder Referendum To Cause The Director Defendants To Actively Negotiate The Sale Or Merger Of The Company.
     33. In its January 5, 2006 letter to the Board, Harbinger reconfirmed that it intended to solicit proxies at the Company’s next annual meeting to replace the current directors with a stockholder-friendly board. In addition, because Harbinger was concerned that the MPPI and Black Hills offers might be withdrawn before the board held another stockholder’s meeting, Harbinger also decided to conduct a stockholder referendum.
     34. The purpose of the referendum is simple. The board has continually insisted that only a small minority of the stockholders favors Harbinger’s approach, and a vast majority supports the board. Harbinger told the board that if this really is the case, the directors should then be willing to hold an immediate stockholder election to test that assertion. The board was unwilling to do that, however, so Harbinger thought that the best way to determine the stockholders’ views would be to hold a referendum that Harbinger would fund itself. It wants to ask the stockholders whether the Company should immediately commence an ambiguous, open and formal process for the sale or merger or the Company and repeal its poison pill.
     34. The referendum would be non-binding but significant. It is designed to give the stockholders a chance to voice their opinions to a board that continually insists that Harbinger is an isolated minority and that few other stockholders support its views. The directors will not have to accept its verdict, but it could certainly clarify positions.

H.	Harbinger Asks the Board About the Referendum and is Finally Told that it Will Receive No Reply.
     35. Unfortunately, the board’s most recent response to Harbinger raised the amazing possibility that the board might claim that a non-binding referendum of the stockholders’ views could be deemed to trigger the Poison Pill. Although Harbinger does not believe a referendum could possibly violate the Management Protection Provision, given the attitude of the NorthWestern board and the risk involved, Harbinger wanted to be sure of the position the board would take.
     36. Accordingly, on January 19, 2006, Harbinger delivered a third letter to the board setting forth three questions it intended to ask in the referendum (they have since been reduced to two) and asking whether conducting such a referendum could trigger the Poison Pill.
     37. The board provided no response to that letter or to a follow up letter that was sent on February 3, 2006. Management did invite Harbinger to discuss a number of matters with it, but those discussions were not fruitful. Finally, last week counsel for the Company informed counsel for Harbinger that no response would be coming. That rejection was particularly jarring because at the same time the Company was publicly announcing it had signed a confidentiality agreement with Black Hills and was implying that it was in fact conducting a value-maximizing process. And the deeper one looked the murkier the board’s intent became. Although it strongly hinted that it was, in fact, pursuing a sale of the Company, the board was also very careful to say that it “has not decided to pursue any specific strategic alternative.” Moreover, if the board really intends to pursue maximizing value—and is not just interested in stalling to try to stay in power—why the cynical refusal to respond on the referendum? The tensions between the hint that the board is really willing to sell the Company, the sotto voce reservation that no alternative has been chosen and the board’s failure to respond to Harbinger’s question make Harbinger believe that it is likely that at least some members of the board have no intent of pursuing a true value maximizing process and are looking for a way to hold onto power.
     38. The board’s refusal to commit on the referendum also put Harbinger in an impossible position. If Harbinger goes ahead and conducts the referendum it faces the possibility that the board will declare that that act triggers the Management Protection Provision of the Poison Pill and will therefore subject Harbinger to enormous losses. Harbinger believes that the board refuses to respond to Harbinger’s questions in this regard precisely to make it impossible for Harbinger to know if it is at risk or not—therefore reducing the chances that Harbinger will take the risk of launching a referendum that might show that a majority of the stock does not support the board’s conduct.
               I. The Management Protection Provision is Invalid in Scope and Intent.
     39. The purported purpose for the Company’s adoption of the Poison Pill was “to protect the interests of its stockholders and to permit the Board to review and evaluate its strategic alternatives in an orderly fashion.” It is supposedly designed to discourage coercive, unfair or abusive takeover tactics. Harbinger, which owns approximately $235 million of the Company’s stock, has far more reason than anyone else to oppose unfair or abusive takeover tactics. But, as demonstrated above, the board did not actually target potential acquirers with the Poison Pill, and indeed there was little or no need to do so. NorthWestern is a public utility and it would be extremely difficult for an acquirer to use an unfair bid to acquire a public utility, since any acquisition is subject to intense regulatory scrutiny over an extended period of time. Poison pills were created to block unfair takeovers that can be rapidly accomplished.

     40. Instead, the Poison Pill was adopted as an entrenchment device and its primary target was concerned and active stockholders such as Harbinger. The board was worried that Harbinger and the Company’s other large stockholders could get together to oust it in favor of directors who would seek to maximize stockholder value. That is why the Company’s CEO tried to buy out Harbinger and others in November. When that did not work, the board turned to another device to attempt the same end—the Poison Pill. The Management Protection Provision was drafted broadly to chill communications among stockholders and expressly prohibits stockholder voting agreements. Interpreting the Poison Pill to prohibit Harbinger from soliciting the identity of potential nominees from fellow stockholders — the board’s now-official interpretation — can only curtail stockholder rights, not abusive takeover tactics.1 The Management Protection Provision has chilled free communication among the large stockholders committed to the best interests of all stockholders since none of them can afford the risk of dilution that the Poison Pill threatens.
     41. The Management Protection Provision is designed to — and does — prevent stockholders from coming together to oust management because, while it allows stockholders to obtain revocable proxies, it does not permit them to form joint voting slates and it puts them at the mercy of a cynical board that can allege that normal communications between stockholders are proof of secret agreements, arrangements and understandings. Thus, the Management Protection Provision directly interferes with the stockholder franchise. Indeed, that is precisely why it was adopted here.

1   Harbinger understands that there is other litigation filed by a stockholder plaintiff in South Dakota challenging the adoption of the Poison Pill itself. By this action, Harbinger does not challenge the Poison Pill per se but instead the Management Protection Provision and the board’s inequitable actions towards Harbinger.

     42. None of this is remotely legitimate. While directors are not required to sell a company, they are not allowed to manipulate the corporate machinery to prevent the stockholders from trying to replace them with directors who think a sale or other transaction is appropriate. And while it can be legally acceptable for directors to adopt a poison pill to block unfair takeovers, they may not do so if their goal is to interfere with a proxy fight. Nor may they try to put roadblocks in the way of stockholders getting together to oust them, or fail to explain what those roadblocks do. The “ask your lawyer” response to stockholders who dare to ask questions starkly demonstrates a profound lack of understanding by the board of its fiduciary duties. It reveals a board that regards stockholders that disagree with it as enemies to be treated with harsh contempt, not good faith. It paints a portrait of a thoroughly insulated board, convinced that it knows what is best for the stockholders and hostile to the utterly foreign idea that stockholders are entitled to replace its members. The board’s deliberate refusal to answer simple questions about the referendum confirms the board’s contempt for the rights and opinions of the Company’s stockholders
     III. THE NEED FOR EXPEDITION.
     43. There is a pressing need for expedition here. First Harbinger wants to start its referendum. It believes that the stockholders’ voice needs to be heard now before the board can take any further potentially irreparable action. The referendum will and can only be non-binding but given the board’s repeated contention that the majority of the Company’s stockholders approve the board’s course of action, Harbinger believes that a prompt test of that claim is imperative. Indeed, if the board finds out that in fact most stockholders support Harbinger’s view, then it might decide to follow a different course of action. Yet, because of the board’s failure to answer Harbinger’s questions on whether conducting the referendum will trigger the

Poison Pill, and the extraordinarily broad interpretation it is giving to the Management Protection Provision, Harbinger cannot launch the referendum until it knows that doing so will not subject it to losses from the Poison Pill.
     44. Hopefully, the defendants will immediately concede that the referendum does not trigger the Poison Pill, which will allow Harbinger to go forward with it. If they do not, however, and if they finally come out and say yes, pursuing the referendum will trigger the Poison Pill, then the defendants will have revealed how far they are willing to go in order to suppress any collective expression of disapproval of board performance within the stockholder body.
     45. In addition to being able to move promptly on the referendum, Harbinger needs to be able to promptly consult with the other stockholders about potential board nominees. The Company’s last annual meeting was held on July 14, 2005, which means that it must hold its next annual meeting on or before August 14, 2006. Under the Company’s by-laws, nominations of directors by stockholders must be made not less than 90 days nor more than 120 days before the annual meeting or the anniversary date of the prior year’s annual meeting.
     46. That means, at the latest, nominations must be made between March 16 and April 15, 2006. If the Company schedules an earlier annual meeting those nominations can be due before that time, and if the Company gives less than 90-day notice of the meeting, the by-laws say that nominations are due within 10 days of the announcement.
     47. In short, Harbinger will be required to submit its board nominees no later than April 15, 2006 and potentially within 10 days of today. If it is to be given a practical chance to confer with other stockholders about these nominations it needs expedited relief and possibly extremely expedited relief.

     IV. REQUEST FOR DECLARATORY RELIEF AND PRELIMINARY INJUNCTION
     48. In order to solicit votes in favor of the referendum, Harbinger must communicate with its fellow stockholders concerning how the stockholders will vote their shares. Given the ambiguous language of the Management Protection Provision and the director defendants’ statement to date, Harbinger needs a judicial declaration that the referendum will not trigger the Poison Pill.
     49. Moreover, Harbinger intends to solicit proxies in advance of the Company’s Annual Stockholder Meeting (which has not yet been scheduled but the Company’s by-laws requires directors names to be submitted in a narrow window many months in advance) to replace the incumbent Board of Directors of NorthWestern with a slate of nominees put forward by Harbinger with the assistance of fellow stockholders. The director defendants claim that the act of soliciting names from other stockholders will trigger the Poison Pill directly affects Harbinger’s ability to wage that contest.
     50. In the meantime, Harbinger respectfully requests a preliminary injunction prohibiting the defendants from applying the Poison Pill against Harbinger if Harbinger communicates with stockholders concerning (i) a referendum as described above, including to actively negotiate a sale or merger of the Company, (ii) a proxy contest to elect a new board of directors of the Company or (iii) the identity of individuals who might serve as an alternative slate of director nominees.
     WHEREFORE, Harbinger respectfully requests that the Court enter an order: (a) preliminarily and permanently enjoining the defendants from applying the Poison Pill against Harbinger if Harbinger communicates with stockholders concerning (i) a referendum described above including to actively negotiate the merger or sale of the Company, (ii) a proxy contest to oust members of the Board of Directors of the Company or (iii) the identity of individuals who might serve on an insurgent slate of director nominees; (b) declaring that the Poison Pill shall not be triggered by any such communication; and (c) granting such other relief as may be just and equitable, including damages for any harm to Harbinger and an award of reasonable attorneys’ fees and expenses.

ASHBY & GEDDES
/s/ Stephen E. Jenkins (I.D. No. 2152)
Stephen E. Jenkins (I.D. No. 2152)
Richard D. Heins (I.D. No. 3000) Philip Trainer, Jr. (I.D. No. 2788) 222 Delaware Avenue, 17th Floor P.O. Box 1150 Wilmington, DE 19899 (302) 654-1888 Attorneys for Plaintiff

Of Counsel:
M. Douglas Dunn, Esquire
Andrew Tomback, Esquire
Roland Hlawaty, Esquire
Michael Angelini, Esquire
MILBANK TWEED HADLEY & MCCLOY LLP
1 Chase Manhattan Plaza
New York, NY 10005-1413
(212) 530-5000
Dated: February 13, 2006
166451.1

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